UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2012

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2012

Attached is the registrant’s unaudited interim consolidated financial statements for the three months ended June 30, 2012, including the notes thereto, prepared on the basis of accounting principles generally accepted in the United States.

The attached financial statements were included in the registrant’s quarterly report which the registrant filed on August 7, 2012 with the Financial Services Agency of Japan. The registrant’s quarterly report filed with the Financial Services Agency included additional information not included in this report on Form 6-K. Such additional information is either immaterial or has been previously reported by the registrant. Most of the contents of this report on Form 6-K and the registrant’s quarterly report have been previously disclosed by the registrant in the registrant’s disclosure dated August 6, 2012, a copy of which was furnished under cover of Form 6-K on August 6, 2012.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
Name:	Kazuhiko Nakayama
Title:	General Manager Investor Relations Office

Date: August 7, 2012

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2012	June 30, 2012
ASSETS
Current assets:
Cash and cash equivalents	¥1,020,143	¥916,187
Short-term investments	306,921	241,097
Notes and accounts receivable, trade	2,287,986	2,065,527
Allowance for doubtful accounts (Note 7)	(48,356)	(46,038)
Accounts receivable, other	277,277	289,622
Inventories (Note 2)	329,373	332,568
Prepaid expenses and other current assets	315,566	414,263
Deferred income taxes	223,021	211,484

Total current assets	4,711,931	4,424,710

Property, plant and equipment:
Telecommunications equipment	14,425,252	14,358,251
Telecommunications service lines	14,830,873	14,893,605
Buildings and structures	5,915,743	5,933,822
Machinery, vessels and tools	1,820,648	1,847,853
Land	1,133,077	1,130,048
Construction in progress	363,201	369,349

	38,488,794	38,532,928
Accumulated depreciation	(28,682,438)	(28,788,517)

Net property, plant and equipment	9,806,356	9,744,411

Investments and other assets:
Investments in affiliated companies	543,273	574,325
Marketable securities and other investments	295,254	288,593
Goodwill	771,420	790,341
Software	1,344,356	1,342,314
Other intangibles	263,964	268,019
Other assets	863,852	882,845
Deferred income taxes	789,293	772,029

Total investments and other assets	4,871,412	4,918,466

Total assets	¥19,389,699	¥19,087,587

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2012	June 30, 2012
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥83,507	¥228,695
Current portion of long-term debt	656,963	810,706
Accounts payable, trade	1,482,594	1,074,125
Current portion of obligations under capital leases	18,709	17,566
Accrued payroll	476,442	365,820
Accrued interest	9,832	8,413
Accrued taxes on income	198,281	105,362
Accrued consumption tax	46,255	53,873
Advances received	189,007	199,528
Other	332,663	396,552

Total current liabilities	3,494,253	3,260,640

Long-term liabilities:
Long-term debt	3,509,820	3,316,160
Obligations under capital leases	36,919	35,241
Liabilities for employees’ retirement benefits	1,534,885	1,541,133
Accrued liabilities for point programs	187,432	170,374
Deferred income taxes	169,591	172,932
Other	409,070	401,823

Total long-term liabilities	5,847,717	5,637,663

Equity:
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value (Note 3) Authorized — 6,192,920,900 shares Issued — 1,323,197,235 shares at March 31 and June 30, 2012	937,950	937,950
Additional paid-in capital	2,832,165	2,832,165
Retained earnings (Note 3)	4,888,746	4,959,503
Accumulated other comprehensive income (loss)	(357,843)	(312,388)
Treasury stock, at cost (Note 3) — 99,431,812 shares at March 31 and 99,430,910 shares at June 30, 2012	(418,431)	(418,425)

Total NTT shareholders’ equity	7,882,587	7,998,805

Noncontrolling interests	2,165,142	2,190,479

Total equity	10,047,729	10,189,284

Contingent liabilities (Note 8)
Total liabilities and equity	¥19,389,699	¥19,087,587

	Yen
	March 31, 2012	June 30, 2012
Per share of common stock:
NTT shareholders’ equity	¥6,441.26	¥6,536.22

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE

INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

Consolidated Statements of Income

	Millions of yen
	2011	2012
Operating revenues:
Fixed voice related services	¥501,185	¥451,026
Mobile voice related services	482,142	432,258
IP/packet communications services	873,416	936,026
Sale of telecommunications equipment	129,012	168,419
System integration	389,791	411,577
Other	161,806	176,626

	2,537,352	2,575,932

Operating expenses (Note 6):
Cost of services (exclusive of items shown separately below)	577,881	591,406
Cost of equipment sold (exclusive of items shown separately below)	168,588	179,425
Cost of system integration (exclusive of items shown separately below)	259,055	274,201
Depreciation and amortization	461,767	460,283
Impairment losses	89	170
Selling, general and administrative expenses	720,697	718,140

	2,188,077	2,223,625

Operating income	349,275	352,307

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(14,155)	(13,916)
Interest income	5,176	4,324
Other, net	11,532	3,858

	2,553	(5,734)

Income before income taxes and equity in earnings (losses) of affiliated companies	351,828	346,573

Income tax expense (benefit):
Current	124,154	112,197
Deferred	17,348	20,776

	141,502	132,973

Income before equity in earnings (losses) of affiliated companies	210,326	213,600
Equity in earnings (losses) of affiliated companies	(79)	2,918

Net income	210,247	216,518

Less — Net income attributable to noncontrolling interests	(57,177)	(59,958)

Net income attributable to NTT	¥153,070	¥156,560

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,323,134,547	1,223,765,662
Net income attributable to NTT (Yen)	¥115.69	¥127.93

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Millions of yen
	2011	2012
Net income	¥210,247	¥216,518
Other comprehensive income (loss), net of tax (Note 3)
Unrealized gain (loss) on securities	8,133	(195)
Unrealized gain (loss) on derivative instruments	(6,623)	1,361
Foreign currency translation adjustments	13,572	45,748
Pension liability adjustments	1,227	3,855
Total other comprehensive income (loss)	16,309	50,769
Total comprehensive income (loss)	226,556	267,287
Less — Comprehensive income attributable to noncontrolling interests	(58,554)	(65,272)

Total comprehensive income (loss) attributable to NTT	¥168,002	¥202,015

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2011	2012
Cash flows from operating activities:
Net income	¥210,247	¥216,518
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization	461,767	460,283
Impairment losses	89	170
Deferred taxes	17,348	20,776
Loss on disposal of property, plant and equipment	16,573	21,719
Equity in (earnings) losses of affiliated companies	79	(2,918)
(Increase) decrease in notes and accounts receivable, trade	301,885	223,403
(Increase) decrease in inventories (Note 2)	(41,463)	(1,844)
(Increase) decrease in other current assets	(102,204)	(112,483)
Increase (decrease) in accounts payable, trade and accrued payroll	(349,480)	(373,192)
Increase (decrease) in accrued consumption tax	16,459	7,362
Increase (decrease) in accrued interest	(1,892)	(1,293)
Increase (decrease) in advances received	14,082	8,491
Increase (decrease) in accrued taxes on income	(96,150)	(93,517)
Increase (decrease) in other current liabilities	59,355	55,004
Increase (decrease) in liability for employees’ retirement benefits	9,300	12,087
Increase (decrease) in other long-term liabilities	(15,847)	(26,112)
Other	(272)	(7,328)

Net cash provided by operating activities	499,876	407,126

Cash flows from investing activities:
Payments for property, plant and equipment	(373,857)	(438,573)
Payments for acquisitions of intangibles	(118,667)	(121,210)
Proceeds from sale of property, plant and equipment	2,253	2,906
Payments for purchase of non-current investments	(16,102)	(4,062)
Proceeds from sale and redemption of non-current investments	2,801	896
Acquisitions of subsidiaries, net of cash acquired	(28,736)	(6,057)
Payments for purchase of short-term investments	(316,598)	(217,227)
Proceeds from redemption of short-term investments	148,424	285,200
Other	16,880	2,590

Net cash used in investing activities	¥(683,602)	¥(495,537)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2011	2012
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥417,554	¥42,670
Payments for settlement of long-term debt	(169,271)	(74,710)
Proceeds from issuance of short-term debt	310,522	620,168
Payments for settlement of short-term debt	(499,751)	(473,174)
Dividends paid (Note 3)	(79,388)	(85,664)
Proceeds from sale of (payments for acquisition of) treasury stock, net (Note 3)	(7)	3
Acquisition of treasury stocks by subsidiary	(777)	(9)
Other	(39,196)	(49,337)

Net cash used in financing activities	(60,314)	(20,053)

Effect of exchange rate changes on cash and cash equivalents	1,866	4,508

Net increase (decrease) in cash and cash equivalents	(242,174)	(103,956)
Cash and cash equivalents at beginning of period	1,435,158	1,020,143

Cash and cash equivalents at end of period	¥1,192,984	¥916,187

Cash paid during the period for:
Interest	¥17,500	¥15,282
Income taxes, net	¥229,226	¥220,461

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Summary of significant accounting policies:

As permitted by the “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and June 30, 2012, and the consolidated statements of income and consolidated statements of comprehensive income for the three months ended June 30, 2011 and 2012 and cash flows for the three months ended June 30, 2011 and 2012 of NTT and its subsidiaries (“NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted.

(1) Application of New Accounting Standards

Presentation of Comprehensive Income

Effective April 1, 2012, NTT Group adopted Accounting Standards Update (“ASU”) 2011-05 “Presentation of Comprehensive Income.” This ASU requires comprehensive income to be reported in either a single continuous statement or in two separate but consecutive statements reporting net income and other comprehensive income, and eliminates the option to report other comprehensive income and its components in the statement of changes in stockholder’s equity. In adopting the applicable standards, NTT Group implemented the two separate but consecutive statements reporting method.

(2) Earnings per Share

Basic earnings per share (“EPS”) is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities for the three months ended June 30, 2011 and 2012, there is no difference between basic EPS and diluted EPS.

(3) Reclassifications

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the three months ended June 30, 2012.

2. Inventories:

Inventories at March 31 and June 30, 2012 comprised the following:

	Millions of yen
	March 31,	June 30,
	2012	2012
Telecommunications equipment to be sold and materials	¥160,482	¥154,064
Projects in progress	101,052	114,591
Supplies	67,839	63,913

Total	¥329,373	¥332,568

3. Equity:

Outstanding shares and treasury stock —

Changes in NTT’s shares of common stock and treasury stock for the fiscal year ended March 31, 2012 and for the three months ended June 30, 2012 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2011	1,448,659,067	125,524,000
Acquisition of treasury stock under resolution of the board of directors	—	99,334,200
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	64,112
Resale of treasury stock to holders of less-than-one-unit shares	—	(28,668)
Cancellation of treasury stock under resolution of the board of directors	(125,461,832)	(125,461,832)

Balance at March 31, 2012	1,323,197,235	99,431,812

Acquisition of treasury stock through purchase of less-than-one-unit shares	—	3,476
Resale of treasury stock to holders of less-than-one-unit shares	—	(4,378)

Balance at June 30, 2012	1,323,197,235	99,430,910

On May 13, 2011, the board of directors resolved that NTT may acquire up to a total not exceeding 60 million outstanding shares of its common stock at an amount in total not exceeding ¥280 billion from May 16, 2011 through September 30, 2011. Based on this resolution, NTT repurchased 57,513,600 shares of its common stock at ¥223,440 million on July 5, 2011 using the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3).

On November 9, 2011, the board of directors resolved that NTT will cancel 125,461,832 shares held as treasury stock on November 15, 2011, and that NTT may acquire up to a total not exceeding 44 million outstanding shares of its common stock at an amount in total not exceeding ¥220 billion from November 16, 2011 through March 30, 2012. As a result of this cancellation, “Retained earnings” decreased by ¥566,551 million. NTT repurchased 41,820,600 shares of its common stock at ¥158,291 million on February 8, 2012 using ToSTNeT-3.

Dividend —

Cash dividends paid for the three months ended June 30, 2012 were as follows:

Resolution	The shareholders’ meeting on June 22, 2012
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥85,664 million
Cash dividends per share	¥70
Date of record	March 31, 2012
Date of payment	June 25, 2012

Changes in equity —

Changes in total equity, NTT shareholders’ equity and equity attributable to noncontrolling interests for the three months ended June 30, 2011 and 2012 were as follows:

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	¥8,020,734	¥2,060,198	¥10,080,932
Dividends paid to NTT Shareholders	(79,388)	—	(79,388)
Dividends paid to noncontrolling interests	—	(42,922)	(42,922)
Acquisition of treasury stock	(15)	—	(15)
Resale of treasury stock	9	—	9
Other equity transactions	115	2,359	2,474
Net income	153,070	57,177	210,247
Other comprehensive income (loss)	14,932	1,377	16,309
Unrealized gain (loss) on securities	5,003	3,130	8,133
Unrealized gain (loss) on derivative instruments	(3,631)	(2,992)	(6,623)
Foreign currency translation adjustments	12,065	1,507	13,572
Pension liability adjustments	1,495	(268)	1,227
Balance at June 30, 2011	¥8,109,457	¥2,078,189	¥10,187,646

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	¥7,882,587	¥2,165,142	¥10,047,729
Dividends paid to NTT Shareholders	(85,664)	—	(85,664)
Dividends paid to noncontrolling interests	—	(44,547)	(44,547)
Acquisition of treasury stock	(12)	—	(12)
Resale of treasury stock	15	—	15
Other equity transactions	(136)	4,612	4,476
Net income	156,560	59,958	216,518
Other comprehensive income (loss)	45,455	5,314	50,769
Unrealized gain (loss) on securities	288	(483)	(195)
Unrealized gain (loss) on derivative instruments	596	765	1,361
Foreign currency translation adjustments	40,622	5,126	45,748
Pension liability adjustments	3,949	(94)	3,855
Balance at June 30, 2012	¥7,998,805	¥2,190,479	¥10,189,284

4. Fair value measurements:

The inputs to valuation techniques used to measure fair value are required to categorize by fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 — Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 — Inputs are unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of March 31 and June 30, 2012 are as follows:

	Millions of yen
	March 31, 2012
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)
Assets
Available-for-sale securities:
Domestic equity securities	¥81,850	¥81,747	¥103	¥—
Foreign equity securities	98,917	98,917	—	—
Domestic debt securities	32,516	6,272	23,516	2,728
Foreign debt securities	12,069	419	11,650	—
Derivatives:
Forward exchange contracts	920	—	920	—
Interest rate swap agreements	153	—	153	—
Currency swap agreements	2,160	—	2,160	—
Liabilities
Derivatives:
Forward exchange contracts	995	—	995	—
Interest rate swap agreements	1,676	—	1,676	—
Currency swap agreements	1,769	—	1,769	—
Currency option agreements	¥1,096	¥—	¥1,096	¥—

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

	Millions of yen
	June 30, 2012
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)
Assets
Available-for-sale securities:
Domestic equity securities	¥76,970	¥76,873	¥97	¥—
Foreign equity securities	98,169	98,169	—	—
Domestic debt securities	33,241	6,259	23,602	3,380
Foreign debt securities	11,672	403	11,269	—
Derivatives:
Forward exchange contracts	307	—	307	—
Interest rate swap agreements	25	—	25	—
Currency swap agreements	210	—	210	—

Liabilities
Derivatives:
Forward exchange contracts	1,093	—	1,093	—
Interest rate swap agreements	1,792	—	1,792	—
Currency swap agreements	4,997	—	4,997	—
Currency option agreements	¥1,061	¥—	¥1,061	¥—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)

Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data

(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

Available-for-sale securities —

Available-for-sale securities comprised marketable equity securities and debt securities, and financial instruments classified as available-for-sale securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which classified to Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified to Level 2. In case fair value is measured by inputs derived from unobservable data, it is classified to Level 3.

Derivatives —

Derivatives comprises forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified to Level 2.

Assets and liabilities measured at fair value on a nonrecurring basis for the three months ended June 30, 2011 and 2012 were immaterial.

5. Segment and geographic information:

The operating segments reported below are those for which segment-specific financial information is available. NTT Group’s chief operating decision maker uses this financial information to make decisions on the allocation of financial resources and to evaluate business performance. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, system integration services, and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services, and sales of telecommunications equipment.

The data communications business segment principally comprises revenues from system integration services.

The other segment principally comprises operating revenues from such activities as building maintenance, real estate rental, systems development, leasing, and research and development.

Sales and operating revenue:

	Millions of yen
For the three months ended June 30	2011	2012
Sales and operating revenue:
Regional communications business —
External customers	¥813,285	¥794,823
Intersegment	111,293	105,645

Total	924,578	900,468

Long distance and international communications business —
External customers	379,166	376,575
Intersegment	26,272	25,693

Total	405,438	402,268

Mobile communications business —
External customers	1,040,099	1,065,812
Intersegment	7,190	6,469

Total	1,047,289	1,072,281

Data communications business —
External customers	240,572	259,484
Intersegment	30,496	36,969

Total	271,068	296,453

Other —
External customers	64,230	79,238
Intersegment	167,448	172,923

Total	231,678	252,161
Elimination	(342,699)	(347,699)

Consolidated total	¥2,537,352	¥2,575,932

Segment profit:

	Millions of yen
For the three months ended June 30	2011	2012
Segment profit:
Regional communications business	¥24,640	¥20,870
Long distance and international communications business	31,025	30,527
Mobile communications business	266,601	268,063
Data communications business	13,913	14,787
Other	9,159	15,368

Total segment profit	345,338	349,615
Elimination	3,937	2,692

Consolidated operating income	¥349,275	¥352,307

Transfers between operating segments are made at arms-length prices. Operating income is sales and operating revenue less costs and operating expenses.

Geographic information is not presented due to immateriality of revenue attributable to customers and operations outside of Japan.

There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the three months ended June 30, 2011 and 2012.

6. Research and development expenses:

Research and development expenses are charged to income as incurred and such amounts charged to income for the three months ended June 30, 2011 and 2012 were ¥57,528 million and ¥59,754 million, respectively.

7. Financing receivables:

NTT Group has certain “Financing receivables” including loans and lease receivables. These financing receivables are mainly held by the financial subsidiaries of NTT. NTT manages these financing receivables by classifying them into “Installment sales receivable,” “Lease receivable,” “Loans receivable,” “Credit receivable” and “Others.”

The allowance for doubtful accounts against financing receivables collectively evaluated for impairment is computed based on each historical bad debt experience. The allowance for doubtful accounts against financing receivables individually evaluated for impairment is computed based on the estimated uncollectible amount based on an analysis of certain individual accounts. In addition, financing receivables that are determined to be uncollectible due to, among other factors, the condition of the debtor are written off at the time of determination.

Rollforward of allowance for credit losses and recorded investment in financing receivables at June 30, 2011 and 2012 are as follows:

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for credit losses:
Balance at March 31, 2011	¥7,593	¥26,391	¥12,091	¥4,877	¥73	¥51,025
Provision	403	(255)	127	1,161	1	1,437
Charge off	(1,019)	(603)	(580)	(1,239)	(13)	(3,454)
Balance at June 30, 2011	6,977	25,533	11,638	4,799	61	49,008
Collectively evaluated for impairment	4,968	14,081	5,649	4,799	2	29,499
Individually evaluated for impairment	2,009	11,452	5,989	—	59	19,509

Financing receivable:
Balance at June 30, 2011	317,398	416,471	64,497	203,622	760	1,002,748
Collectively evaluated for impairment	314,934	401,902	54,528	203,622	473	975,459
Individually evaluated for impairment	2,464	14,569	9,969	—	287	27,289

	Millions of yen
	Installment
	sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for credit losses:
Balance at March 31, 2012	¥7,473	¥16,794	¥8,372	¥4,683	¥78	¥37,400
Provision	640	(523)	62	1,287	10	1,476
Charge off	(856)	(558)	(110)	(1,654)	—	(3,178)
Recovery	2	50	17	—	—	69
Balance at June 30, 2012	7,259	15,763	8,341	4,316	88	35,767
Collectively evaluated for impairment	6,291	7,283	4,011	4,316	33	21,934
Individually evaluated for impairment	968	8,480	4,330	—	55	13,833

Financing receivable:
Balance at June 30, 2012	358,757	360,825	69,644	230,055	1,356	1,020,637
Collectively evaluated for impairment	357,477	349,628	61,551	230,055	1,301	1,000,012
Individually evaluated for impairment	1,280	11,197	8,093	—	55	20,625

8. Contingent liabilities:

Contingent liabilities at June 30, 2012 for loans guaranteed amounted to ¥42,436 million.

At June 30, 2012, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

9. Subsequent events:

On June 12, 2012, the board of directors resolved that NTT may raise up to ¥80 billion by issuing bonds or incurring long-term borrowings during the period from July 1 to September 30, 2012. Based on this resolution, NTT issued bonds as follows:

Nippon Telegraph and Telephone Corporation United States dollar-denominated straight bonds

Date of issue	July 18, 2012

Issue amount	USD 750 million (¥59,723 million)

Issue price	99.865%

Interest rate	1.4%

Date of maturity	July 18, 2017

Use of proceeds	Capital investments